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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                      PhoneTel Technologies, Inc.
                           (Name of Issuer)

                     Common Stock, $.01 par value
                    (Title of Class of Securities)

                              71921H-10-9
                            (CUSIP Number)

                       Lawrence G. Goodman, Esq.
               Shereff, Friedman, Hoffman & Goodman, LLP
                           919 Third Avenue
                       New York, New York 10022
                            (212) 758-9500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 22, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP No.  71921H-10-9                                       Page 2 of 18 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


   GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /x/
                                                               (b) / /


3  SEC USE ONLY



4  SOURCE OF FUNDS

   WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                           / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER


8  SHARED VOTING POWER
   975,850



9  SOLE DISPOSITIVE POWER



10 SHARED DISPOSITIVE POWER
   975,850


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   975,850


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   6.2%


14 TYPE OF REPORTING PERSON*
   PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP No. 71921H-10-9                                        Page 3 of 18 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

   ARIEL FUND LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /x/
                                                            (b) / /


3  SEC USE ONLY



4  SOURCE OF FUNDS

   WC



5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                           / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   CAYMAN ISLANDS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7  SOLE VOTING POWER


8  SHARED VOTING POWER
   975,850


9  SOLE DISPOSITIVE POWER




10 SHARED DISPOSITIVE POWER
   975,850


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   975,850


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   6.2%


14 TYPE OF REPORTING PERSON*
   CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP No.  71921H-10-9                                       Page 4 of 18 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


   ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /x/
                                                            (b)  / /


3  SEC USE ONLY


4  SOURCE OF FUNDS

   00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                           / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



7  SOLE VOTING POWER



8  SHARED VOTING POWER
   975,850



9  SOLE DISPOSITIVE POWER





10 SHARED DISPOSITIVE POWER
   975,850


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   975,850


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   6.2%


14 TYPE OF REPORTING PERSON*
   CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  71921H-10-9                                       Page 5 of 18 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


   J.  EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /x/
                                                            (b)  / /



3  SEC USE ONLY



4  SOURCE OF FUNDS

   00



5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                           / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7  SOLE VOTING POWER



8  SHARED VOTING POWER
   1,951,700



9  SOLE DISPOSITIVE POWER




10 SHARED DISPOSITIVE POWER
   1,951,700


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,951,700


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   12.4%


14 TYPE OF REPORTING PERSON*
   IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.


                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D



          This Amendment No. 2 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D (the "Schedule").

Item 2.   Identity and Background

          (a), (b), (c) and (f) The information contained in Item 2 to the
Schedule is hereby amended and supplemented as follows:

          On September 22, 1995, Gabriel and Ariel Fund entered into a Voting and Proxy Agreement, and also an amendment thereto (collectively, the "Voting Agreement"), with World Communications, Inc., a Missouri Corporation ("WCI"). The Issuer has advised Gabriel and Ariel Fund that Peter G. Graf, George Henry, Gerhard Waldshutz, Steve Richman, Sarah Walker, William D. Moses Jr., The Standard Phone Co. and Zandec Ltd., Joseph Abrams and Douglas Abrams (collectively, the "Shareholders") have also entered into the Voting Agreement. Gabriel and Ariel Fund have no independent arrangments or understandings with the Shareholders.

          The provisions of the Voting Agreement are described below in Item
4. A copy of the form of Voting Agreement is attached as Exhibit C hereto and is incorporated herein by reference.

          Information or disclosure contained herein with respect to the Shareholders or WCI and the transactions described below to which such persons, but not Gabriel and Ariel, are parties, is based solely upon information contained in the Voting Agreement or supplied to Gabriel and Ariel Fund by the Issuer and/or the Issuer's counsel.

Item 4.   Purpose of the Transaction

          The information contained in Item 4 to the Schedule is hereby amended and supplemented as follows:

          The Voting Agreement provides, among other things, that the Shareholders and Gabriel and Ariel will vote all shares of Common Stock owned by them (including shares of Common Stock issued upon the exercise of options and warrants) in favor of (i) calling or causing the Issuer to call a special meeting of shareholders to occur on or before March 31, 1996 (the "Special Meeting"), (ii) a proposal to increase the number of directors of the Issuer to eight, (iii) the election of four directors to the Board of Directors of the Issuer as designated by Stuart Hollander and Aron Katzman and (iv) the grant of conversion rights which would attach to the shares of 10% Non-Voting Preferred Shares, without par value, of the Issuer (the "Preferred Shares"). The Preferred Shares were issued to the shareholder of WCI in connection with the merger (the "Merger") of WCI with and into a wholly owned subsidiary of the Issuer.

          The Voting Agreement also provides that, under certain circumstances, the Shareholders and Gabriel and Ariel Fund will be required to exercise, pro rata based upon their respective rights to shares of Common Stock under such options and warrants, any options and warrants held by them to the extent necessary so that at least 52% of the outstanding shares of the Issuer's Common Stock will be obligated to vote in favor of the matters specified in clauses
(ii), (iii) and (iv) above, whether pursuant to the Voting Agreement or other agreements, assuming for purposes of this calculation that the shares of Common Stock issued in connection with the Merger are so obligated. The Shareholders, Gabriel and Ariel Fund also appointed Aron Katzman as proxy to vote their shares in favor of such proposals at the Special Meeting.

          The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the text thereof, a copy of the form of which is filed as Exhibit C hereto and is incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer

          The information contained in Item 5 to the Schedule is hereby amended and supplemented as follows:

          (a) and (b) Gabriel is the beneficial and record owner of 350,000 shares of Common Stock and Warrants to purchase 625,850 shares of Common Stock, for a total beneficial ownership of 975,850 shares of Common Stock, or 6.2% of the outstanding shares of Common Stock.

          Ariel Fund is the beneficial and record owner of 350,000 shares of Common Stock and Warrants to purchase 625,850 shares of Common Stock, for a total beneficial ownership of 975,850 shares of Common Stock, or 6.2% of the outstanding shares of Common Stock.

          Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 975,850 shares of Common Stock (assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of such 975,850 shares of Common Stock, or 6.2% of the outstanding shares of Common Stock.

          As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 975,850 shares of Common Stock (assuming exercise of the Warrants) owned by Gabriel. In addition, as the president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 975,850 shares of Common Stock

(assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 1,951,700 shares of Common Stock, or

12.4% of the outstanding shares of Common Stock.

          The number of shares beneficially owned by each of the foregoing Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 14,490,405 outstanding shares of Common Stock of the Issuer on September 26, 1995, which information was supplied by the Issuer to the Reporting Persons.

          The Warrants are exercisable for a period of ten years from issuance at an exercise price of $.95 per share of Common Stock. The Warrants and the Common Stock issuable in respect of the Warrants are, or will be, unregistered.

          (c) Since the filing of Amendment No. 1 to the Reporting Persons' Report on Schedule 13D, none of the Reporting Persons has effected transactions in securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                                  See Item 4.

Item 7.   Material to be Filed as Exhibits

                      Exhibit C. Form of Voting Agreement

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GABRIEL CAPITAL, L.P.

                              By: /s/ J. Ezra Merkin
                                  ------------------
                              Name: J. Ezra Merkin
                              Title: General Partner


                              ARIEL FUND LIMITED

                              By: MEESPIERSON MANAGMENT
                              (CAYMAN) LIMITED

                              By:  /s/ Roger Hanson, C. Anthony Mellin
                                  ------------------------------------
                              Name: Roger Hanson, C. Anthony Mellin
                              Title: Director, Director


                              ARIEL MANAGEMENT CORP.



                              By: /s/ J. Ezra Merkin
                                  ------------------
                              Name:  J. Ezra Merkin
                              Title: President

                              /s/ J. Ezra Merkin
                              ------------------
                              J.  EZRA MERKIN

Dated: October 3, 1995

                                                                    Exhibit C

                          VOTING AND PROXY AGREEMENT

     This agreement is made as of this 22nd day of September, 1995 by and among World Communications, Inc. ("WCI") and the shareholders of PhoneTel Technologies. ("PhoneTel") who have signed this agreement and who are identified on Schedule A attached hereto (the "Shareholders").

                                   RECITALS:

A. WCI is a party to a certain Agreement and Plan of Merger (the "Merger Agreement"), dated of even date herewith among PhoneTel, PhoneTel II, Inc. and WCI.

B. As a material inducement for WCI to enter into the Merger Agreement and the WCI Shareholders to approve the Merger Agreement and the WCI Shareholders to approve the Merger Agreement and to exchange WCI stock for PhoneTel stock, the Shareholders have agreed to be bound by certain restrictions in connection with the shares of common stock of PhoneTel
     (i) owned by the Shareholders on the date hereof, and (ii) issued upon conversion of the options and warrants convertible into common stock of PhoneTel (collectively, the "Agreement Shares"), which shares are described on Exhibit A attached hereto.

                                  AGREEMENTS:

     Now, therefore, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

1. Covenants With Respect To Voting. During the period commencing on the date hereof and ending on the earlier to occur of (i) sixteen (16) months from the date hereof, or (ii) the approval of the "Special Meeting Proposals: as defined below (the "Agreement Period"), the Shareholders shall cause the Agreement Shares owned by them to be voted for the following actions:


1.1 Duly calling or causing PhoneTel to call a special meeting of shareholders of PhoneTel to occur on or before March 31, 1996 (the "Special Meeting"), to approve the proposals referred to in Section 1.2 below.

1.2 Voting in favor of the following proposals (the "Special Meeting Proposals") as more specifically set forth in Schedule 1.2 hereto:

     a.   to increase the number of directors of PhoneTel to eight;

     b. to elect (or, if already appointed by the Board, to ratify the appointment of) four (4) directors designated jointly by Stuart Hollander and Aron Katzman;

     c. to approve the grant of conversion rights which would attach immediately to the PhoneTel Preferred Shares (as defined in the Merger Agreement) so that each PhoneTel Preferred Share may be converted into ten (10) shares of PhoneTel common stock.


1.3 During the Agreement Period, the Shareholders shall not, directly or indirectly:

     a. call a meeting of shareholders of PhoneTel prior to the occurrence of the Special Meeting; or

     b. vote to remove any director of PhoneTel prior to the occurrence of the Special Meeting.


1.4 For thirty (30) days after the approval of the conversion rights proposal set forth in Section 1.2c, hereof, the Shareholders agree to take any action which would negate the effects of the approval of the proposals set forth in subsections 1.2a, b or c hereof.

1.5 In the event that the Special Meeting is held and the Special Meeting Proposals are not approved, then the Shareholders agree that they shall exercise, in accordance with their terms, withing thirty (30) days after the Special Meeting, all options and warrants held by them to acquire the common stock of PhoneTel, and shall thereafter comply with the provisions of Section
1.1 and 1.2 with respect to calling and holding a new Special Meeting as promptly as practicable, but in no event later than 180 days after the first Special Meeting is held.

1.6 Notwithstanding anything in this Agreement to the contrary, this Agreement shall continue in effect until such time as the Shareholder Loans (as defined in the Merger Agreement) have been repaid and the guarantors have been released from the guarantees described on Exhibit B attached hereto.


2. Representations and Warranties. Each of the Shareholders hereby represents and warrants to WCI with respect to the Agreement Shares set forth next to such Shareholders name on Exhibit A hereto, that:

          a.   Such Shares are owned free and clear of any encumbrances;
          b. Such Shares constitute all of the issued and outstanding common stock of PhoneTel which he, she or it owns legally; and
          c. Such Shareholder has authority to restrict such Shares pursuant to the terms of this Agreement and that entering into this Agreement does not violate any other agreements of such Shareholder.

3. Legend. The Shareholders agree that, during the Agreement Period, the obligations hereunder shall attach to the Agreement Shares, and that any transfer of the Agreement Shares shall be subject to the obligations created hereunder. the Shareholders agree that, during the Agreement Period, a legend referencing this Agreement shall be placed on the certificates representing the Agreement Shares prior to the transfer of the Agreement Shares. Said legend shall provide as follows:

      "The shares represented by this certificate are subject to the provisions of a certain Voting Agreement dated September 22, 1995, by and among World Communications, Inc. and the Shareholders referred to therein."

The Shareholders undertake and covenant to submit to PhoneTel's Transfer Agent the certificates representing the Agreement Shares held by them prior to transfer for the purpose of placing the aforementioned legend on each such certificate. The legend shall be immediately removed upon the expiration of the Agreement Period.

4. Irrevocable Proxy. In order to secure each Shareholders obligation to vote his or her Agreement Shares in accordance with the provisions of this Agreement, each Shareholder hereby appoints Aron Katzman as his, her or its true and lawful proxy and attorney-in-fact, with full power of substitution, to all of his or her Agreement Shares in favor of the Special Meeting Proposals. Aron Katzman may exercise the irrevocable proxy granted to him hereunder at any time any Shareholder fails to comply with the provisions of this Agreement. The proxies and powers granted by each Shareholder pursuant to his Section 4 are coupled with an interest and given to secure the performance of each Shareholder's obligations to WCI under this Agreement. Such proxies and powers shall be irrevocable until the earlier of (i) the end of the Agreement Period or (ii) August 12, 1996.


5. No Adequate Remedy. Since it is recognized by the Shareholders that irreparable damage without an adequate judicial remedy at law could result from any violation of the provisions of this Agreement, the Shareholders agree that, in addition to any other remedies available to WCI or its shareholders WCI and its shareholders shall have the remedy of a restraining order, injunction, or such other equitable relief as may be decreed or issued by a court of competent jurisdiction to enforce the provisions hereof.


6.   Miscellaneous.


6.1 Enforceability. If any term provision, covenant or restriction of this Agreement thereof to any person or circumstance should be held by an administrative agency or court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of this Agreement and the application of such term provision, covenant, or restriction to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law. Further, it is the intent of the Parties that if any term, provision, covenant, or restriction of the Agreement should be held to be invalid, void, or unenforceable as applied to any person or circumstance, then such term, provision, covenant, or restriction shall be modified to the minimum extend necessary in order to render the same enforceable, consistent with the expressed objectives of the parties hereto the entering into this Agreement.

6.2 Successors and Assigns: Third Party Beneficiary Rights. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heir, legatees, and other legal representatives. The parties acknowledge that his Agreement is intended to and shall be construed to give the shareholders of WCI third party beneficiary rights including the right, either individually or collectively, to enforce the provisions of this Agreement against the Shareholders.

6.3 Headings. The headings in this Agreement have been inserted solely for convenience of reference and do not themselves constitute a part of this Agreement.

6.4 Entire Understanding. This Agreement and the documents referred to herein set forth the entire understanding of the parties relating to the subject matter of this action and any other prior or contemporaneous oral or written agreement respecting its subject matter shall have no force or effect whatsoever.

6.5 Waiver. No waiver of any breach of any term hereof shall be effective unless in writing and signed by the party against whom enforcement of waiver is sought, and no such waiver shall be construed as a waiver of any subsequent breach of that term or of any other term hereof.

6.6 Amendment. This Agreement may not be amended, modified, or terminated except by a writing signed by all other parties.

6.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all which together shall be deemed to be the same instrument.

6.8 Governing Law. It is the intention of the parties hereto that this Agreement shall be subject to, governed by, and construed and enforced in accordance with the laws of the State of Ohio. In the event of a breach by any party of its obligations hereunder, the prevailing party in such litigation, as determined by the court, shall be entitled to reimbursement of its reasonable attorneys' fees and costs.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day first written above.
                                   WORLD COMMUNICATIONS, INC.

                                   By:  _______________________________

                                   Its: ______________________________

                                   "SHAREHOLDERS":

                                   ____________________________________

                                   ____________________________________

                                   ____________________________________

                                   ____________________________________

                                   ____________________________________

                                   ____________________________________

                                   ____________________________________

                                   ____________________________________

                                   ____________________________________


I hereby accept the appointment the appointments as proxy referenced in Section 4 hereof.

________________________________________
Aron Katzman

                                   EXHIBIT A
                             Beneficial Ownership

                         Shares              Warrants/Options
                         ------              ----------------

Sarah Walker             57,000                        0

Peter Graf              831,575                  449,401

George Henry          1,951,959                        0

Steven Richman          380,783                  240,477

Standard Phone Co.    1,148,480                        0
and Zandec Ltd.

Gerhard Waldshutz       260,783                  123,677

Gabriel Capital,        700,000                1,251,700
L.P. and Ariel Fund
Limited

Douglas Adams           120,000                   25,000

Joseph Abrams            40,000                        0

William Moses Jr.       140,000                  514,550

Aron Katzman            191,568                        0

                          VOTING AND PROXY AGREEMENT

                                   EXHIBIT B

Shareholders of WCI named below have guaranteed certain indebtedness of WCI and PhoneTel to The Boatmen's National Bank of St. Louis, N.A., St. Louis, Missouri, which must be released before this Agreement may be terminated in accordance with Section 1.6 of this Agreement.

                        Stuart Hollander and Sharon Hollander
                        Aron Katzman
                        Jack D. Minner
                        David Hoffman
                        Sanford J. Spitzer
                        Gary Pace and Kelly Pace

                                 SCHEDULE 1.2

                   PROPOSED RESOLUTIONS OF A SPECIAL MEETING
              OF THE SHAREHOLDERS OF PHONETEL TECHNOLOGIES, INC.

     RESOLVED, that the first sentence of the second paragraph of Article III,
Section 1 of the Corporation's Code of Regulations be deleted in its entirety and the following inserted in lieu thereof:

     "The number of directors shall be not less than four (4) persons nor more than ________ (____) persons."

     RESOLVED FURTHER, that the number of Directors shall be increased to eight
(8) and the following persons are elected as Directors, each to serve until the next annual meeting of Shareholders and until such Directors's successors shall be elected and qualified:

                             ______________________________
                             ______________________________
                             ______________________________
                             ______________________________
                             ______________________________
                             ______________________________
                             ______________________________
                             ______________________________

     RESOLVED FURTHER, that subparagraph (j) of the Corporations' Articles of Incorporation is hereby amended by the addition of the following as paragraph 8:

8. CONVERSION RIGHTS. Any holder of 10% Preferred Stock Series B may, at any time, convert all, but not less than all, of his, her or its shares of 10% Preferred Stock Series B into fully paid and non-assessable shares of Common Stock such that each of 10% Preferred Stock Series B stock is convertible into ten (10) shares of Common Stock. In order to exercise the conversion privilege, the holder of 10% Preferred Stock Series B stock to be converted shall surrender certificates for such stock, duly endorsed or assigned to the Company or in blank, accompanied by written notice to the Company that the holder selects to convert such stock (the "Conversion Notices"). As soon as practicable but not later than twenty (20) business days after the Company's receipt of the Conversion Notice, the Company shall cause to the issued to the holder certificates for such Common Stock. Such Common

Stock shall carry with it the same registration rights as were granted in connection with the Merger.

                              AMENDMENT AGREEMENT

    THIS AMENDMENT AGREEMENT dated as of September 22, 1995, amends the Voting and Proxy Agreement (the "Agreement") of even date herewith by and among World

Communications, Inc. ("WCI") and the shareholders of PhoneTel Technologies, Inc. ("PhoneTel") signatory thereto (the "Shareholders"). All terms capitalized and not defined herein shall have the meaning ascribed to them in the Agreement.

    WHEREAS, WCI and the Shareholders have entered into the Agreement, and wish to clarify or modify certain of the obligations set forth therein;

    NOW, THEREFORE, the parties hereto, intending to be legally bound, agrees as follows:

1. Notwithstanding the obligations of the Shareholders under Section 1.5 of the Agreement, the Shareholders will be required to exercise any options and warrants held by them only to the extent necessary so that at least 52% of the outstanding shares of common stock of PhoneTel ("PhoneTel Shares") will be obligated to vote in favor of the Special Meeting Proposals, whether pursuant to the Agreement or other agreements, assuming for purposes of calculation that all PhoneTel Shares issued in connection with the merger of WCI with and into a wholly-owned subsidiary of PhoneTel are so obligated.

2. The obligation to exercise options and warrants pursuant to Section 1.5 of the Agreement, as modified by Section 1 above, shall apply pro rata to the Shareholders on the basis of the number of PhoneTel Shares issuable upon exercise of such options and warrants.

3. This Amendment Agreement shall be effective as to each Shareholder upon execution hereof, notwithstanding the failure of any other Shareholder to execute this Amendment Agreement.

4.   Except as modified hereby, the Agreement remains in full force and effect.

5. This Amendment Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be deemed to be one and the same instrument.

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

     IN WITNESS WHEREOF, the parties have executed this Amendment Agreement as of the day first above written.

                                         WORLD COMMUNICATIONS, INC.

                                         By: __________________________________

                                         Title:  ______________________________


                                         SHAREHOLDERS
                                         ______________________________________

                                         ______________________________________

                                         ______________________________________


                                         ______________________________________

                                         ______________________________________

                                         ______________________________________

                                         ______________________________________

                                         ______________________________________

                                         ______________________________________


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